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                              April 6, 2021

       Peter Hui Zhang
       Chairman and Chief Executive Officer
       Full Truck Alliance Co. Ltd.
       c/o Cogency Global Inc.
       10 East 40th Street, 10th Floor
       New York, N.Y. 10016

                                                        Re: Full Truck Alliance
Co. Ltd.
                                                            Amendment No. 1 to
Draft Registration Statement on Form F-1
                                                            Submitted March 22,
2021
                                                            CIK No. 0001838413

       Dear Mr. Zhang:

             We have reviewed your amended draft registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

              Please respond to this letter by providing the requested information and either submitting an amended draft registration statement or publicly filing your registration statement on
       EDGAR. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

             After reviewing the information you provide in response to these comments and your amended draft registration statement or filed registration statement, we may have additional comments. References to prior comments are to those in our letter dated March 10, 2021.

       Amendment No. 1 to Draft Registration Statement

       Management   s Discussion and Analysis of Financial Condition and
Results of Operations
       Nine months ended September 30, 2020 compared to nine months ended September 30, 2019
       Cost of revenue, page 105

   1. We note your response to prior comment 7 that it is not practicable for the Company to allocate its cost of
revenue by revenue component in a reasonable and systematic way.
                                                        Please disclose this
determination in your discussion and further provide the reasons, as provided in your
response.
 Peter Hui Zhang
FirstName
Full Truck LastNamePeter   Hui Zhang
            Alliance Co. Ltd.
Comapany
April       NameFull Truck Alliance Co. Ltd.
       6, 2021
April 26, 2021 Page 2
Page
FirstName LastName
Freight listings, page 142

2. We note your expanded disclosure in response to prior comment 5. Your current disclosure states you have 348,000 and 507,000 users as of December 31, 2019 and 2020, respectively. Please expand your disclosure to clarify if these are paying memberships. In this regard, we note your discussion includes a discussion of your freemium model and well as two tiers of paying membership.
Notes to the Consolidated Financial Statements
Note 2 Principal Accounting Policies
2.19 Cost of revenues, page F-25

3.       You state in the hypothetical example in response to prior comment 18,
that you    would
         only need to pay VAT of RMB 6 based on the platform service fee, which represents the
         value    you    add during the entire transaction.    Clarify whether
this means that your legal
         obligation is limited to the VAT on your platform service fee. For our understanding, clarify whether it is your practice to pay the full amount of the VAT, however, there is an expectation that the local jurisdiction will refund you the Truckers portion of the VAT.
         Your response states that in most cases, the Company does not receive VAT invoices from the individual truckers and the truckers do not pay VAT. In light of this, please explain if or how VAT presented in your revenue line item is adjusted for this lack of payment.
          Explain why there is a significant difference between the VAT amounts presented in
         Revenue and Cost of Revenue. In addition, since the VAT amount is significant in comparison to your revenue and the policy is asymmetrical to the underlying revenue recognition, explain why you did not make the policy election to present these amounts on a net basis pursuant to ASC 606-10-32-2A. That is, it appears that doing so would be more consistent with the nature of the arrangement with your customers. Please advise.
        You may contact Ryan Rohn, Staff Accountant, at (202) 551-3739 or Stephen Krikorian,
Accounting Branch Chief, at (202) 551-3488 if you have questions regarding comments on the financial statements and related matters. Please contact Matthew Crispino, Staff Attorney, at
(202) 551-3456 or Jan Woo, Legal Branch Chief, at (202) 551-3453 with any other questions.



                                                               Sincerely,

                                                               Division of
Corporation Finance
                                                               Office of
Technology
cc:      Yi Gao, Esq.